

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2019

Vipin Garg
Chief Executive Officer
Altimmune, Inc.
910 Clopper Road, Suite 201S
Gaithersburg, MD

Re: Altimmune, Inc.
   Registration Statement on Form S-3
   Filed April 4, 2019
   File No. 333-230723

Dear Dr. Garg:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Joe McCann at 202-551-6262 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance